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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)*

                         Assisted Living Concepts, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    04543L109
                                 --------------
                                 (CUSIP Number)

                           Lawrence D. Rovin, Esquire
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
                                 (215) 569-2898
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 28, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENT VALID OMB CONTROL NUMBER.

---------------------------- -------------------------------- ------------------

CUSIP No. 04543L109                        13D                   Page 2 of 6
---------------------------- -------------------------------- ------------------


----------- --------------------------------------------------------------------

    1.      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                              BET ASSOCIATES, L.P.
                              23-2957243
----------- --------------------------------------------------------------------

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a)  |_|
                                                                      (b)  |X|
----------- --------------------------------------------------------------------

    3.      SEC USE ONLY
----------- --------------------------------------------------------------------

    4.      SOURCE OF FUNDS:

                              AF
----------- --------------------------------------------------------------------

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                           |_|
----------- --------------------------------------------------------------------

    6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

                              Delaware
----------- --------------------------------------------------------------------

  NUMBER OF                      7.     SOLE VOTING POWER
    SHARES                                1,049,686 shares of common stock
 BENEFICIALLY             ------------- ----------------------------------------
  OWNED BY
    EACH                         8.     SHARED VOTING POWER
  REPORTING                               -0- Shares
    PERSON                ------------- ---------------------------------------
     WITH
                                 9.     SOLE DISPOSITIVE POWER
                                          1,049,686 shares of common stock
                          ------------- ---------------------------------------

                                10.     SHARED DISPOSITIVE POWER
                                          -0- Shares
----------- --------------------------------------------------------------------

   11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,049,686 Shares of Common Stock
----------- --------------------------------------------------------------------

   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:
                                                                           |_|
----------- --------------------------------------------------------------------

   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     16.32%
----------- --------------------------------------------------------------------

   14.      TYPE OF REPORTING PERSON
                     PN
----------- --------------------------------------------------------------------

---------------------------- -------------------------------- ------------------

CUSIP No. 04543L109                        13D                   Page 3 of 6
---------------------------- -------------------------------- ------------------


----------- --------------------------------------------------------------------

    1.      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                              BRU Holding Co., LLC ("BRU")
                              52-2059411
----------- --------------------------------------------------------------------

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a)  |_|
                                                                      (b)  |X|
----------- --------------------------------------------------------------------

    3.      SEC USE ONLY
----------- --------------------------------------------------------------------

    4.      SOURCE OF FUNDS:

                              AF
----------- --------------------------------------------------------------------

     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                           |_|
----------- --------------------------------------------------------------------

    6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

                              Delaware
----------- --------------------------------------------------------------------

  NUMBER OF                      7.     SOLE VOTING POWER
   SHARES                                 1,169,780 shares of common stock
BENEFICIALLY                              (represents 1,049,686 shares of common
  OWNED BY                                stock held by BET Associates, L.P.
    EACH                                  ("BET") and 120,094 shares of common
  REPORTING                               stock held by BRU)
    PERSON                ------------- ----------------------------------------
     WITH
                                 8.     SHARED VOTING POWER
                                          -0- Shares
                          ------------- ----------------------------------------

                                 9.     SOLE DISPOSITIVE POWER
                                          1,169,780 shares of common stock
                                          (represents 1,049,686 shares of common
                                          stock held by BET and 120,094 shares
                                          of common stock held by BRU)

                          ------------- ----------------------------------------

                                10.     SHARED DISPOSITIVE POWER
                                          -0- Shares
----------- --------------------------------------------------------------------

   11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,169,780 (represents 1,049,686 shares of common stock hold by BET and 120,094 shares of common stock held by BRU)
----------- --------------------------------------------------------------------

   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:
                                                                         |_|
----------- --------------------------------------------------------------------

   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              18.19%

----------- --------------------------------------------------------------------

   14.      TYPE OF REPORTING PERSON
                              OO
----------- --------------------------------------------------------------------

---------------------------- -------------------------------- ------------------

CUSIP No. 04543L109                        13D                   Page 4 of 6
---------------------------- -------------------------------- ------------------



----------- --------------------------------------------------------------------

    1.      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                              BRUCE E. TOLL
----------- --------------------------------------------------------------------

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a)  |_|
                                                                      (b)  |X|
----------- --------------------------------------------------------------------

    3.      SEC USE ONLY
----------- --------------------------------------------------------------------

    4.      SOURCE OF FUNDS:

                              PF
----------- --------------------------------------------------------------------

    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e):
                                                                           |_|
----------- --------------------------------------------------------------------

    6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

                              UNITED STATES OF AMERICA
----------- --------------------------------------------------------------------

  NUMBER OF                      7.     SOLE VOTING POWER
   SHARES                                 1,795,161 (represents 1,049,686 shares
 BENEFICIALLY                             of common stock held by BET
  OWNED BY                                Associates, L.P. ("BET"), 120,094
    EACH                                  shares held by BRU Holding Co., LLC
  REPORTING                               ("BRU") and 625,381 shares of common
    PERSON                                stock held by Mr. Toll).
     WITH                 ------------- ----------------------------------------

                                 8.     SHARED VOTING POWER
                                          -0- Shares
                          ------------- ----------------------------------------

                                 9.     SOLE DISPOSITIVE POWER
                                          1,795,161 (represents 1,049,686 shares
                                          of common stock held by BET, 120,094
                                          shares held by BRU and 625,381 shares
                                          of common stock held by Mr. Toll).

                          ------------- ----------------------------------------

                                10.     SHARED DISPOSITIVE POWER
                                          -0- Shares
----------- --------------------------------------------------------------------

   11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,795,161 (represents 1,049,686 shares of common stock held by BET, 120,094 shares of common stock held by BRU and 625,381 shares of common stock held by Mr. Toll).
----------- --------------------------------------------------------------------

   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:
                                                                     |_|
----------- --------------------------------------------------------------------

   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              27.91%
----------- --------------------------------------------------------------------

   14.      TYPE OF REPORTING PERSON
                              IN
----------- --------------------------------------------------------------------

---------------------------- -------------------------------- ------------------

CUSIP No. 04543L109                        13D                   Page 5 of 6
---------------------------- -------------------------------- ------------------

         This Amendment No. 14 to Schedule 13D amends and supplements Item 4 of Amendment No. 13 to the Schedule 13D dated May 7, 2004. Each capitalized term used herein and not otherwise defined has the meaning given such term in the original Schedule 13D dated October 14, 1999.

ITEM 4.  PURPOSE OF TRANSACTION

         On May 28, 2004, the Issuer issued a press release announcing that its board of directors (the "BOARD") "has postponed indefinitely the Annual Shareholders' Meeting." The meeting was scheduled to be held on June 3, 2004. The press release stated that the Board has postponed the meeting "[f]or a number of reasons, including the pending selection of a financial advisor and exploration of strategic alternatives." Mr. Toll believes that the actual reason why the Board postponed the Annual Shareholders' Meeting is because the Board was aware that Mr. Toll held sufficient proxies to elect a slate of nominees to the Board that did not include the current directors Messrs. Adams and Dimitriadis or their hand picked nominees to fill the two vacant seats on the Board. Mr. Toll believes that the postponement of the Annual Meeting is nothing more than an attempt by Messrs. Adams and Dimitriadis to entrench themselves on the Board and to ensure that their self-interests are protected at the expense of the Issuer's shareholders. Mr. Toll has been advised that the United States District Court for the State of Nevada, in Hilton Hotels Corporation et al. v. ITT Corporation, 978 F.Supp. 1342, has determined that "nothing in the Nevada statutes, or elsewhere in the law of Nevada, authorizes the incumbent board of a corporation to entrench itself by effectively removing the right of the corporation's shareholders to vote on who may serve on the board of the corporation..." and that the Nevada courts have accepted the reasoning of the Delaware courts in Blausius Industries Inc. v. Atlas Corp., 564 A.2d 651, which concludes that a board of directors may act for the primary purpose of interfering with or impeding the effective exercise of a shareholder vote only if the board "bears the heavy burden of demonstrating a compelling justification for such action." Mr. Toll believes that the justification provided by the Board of "the pending selection of a financial advisor and exploration of strategic alternatives" is anything but "compelling" and that the Board's actions are illegal, a breach of duties to the Issuer's shareholders and should result in personal liability to each of the members of the Board who approved the action.

         Mr. Toll further questions whether the Board is seriously considering a sale of the Issuer that would benefit all shareholders, or whether the process that has been proposed by the Board is simply a means of furthering the interests of Messrs. Adams and Dimitriadis who have already demonstrated that their own self interests are paramount as evidenced by their rejection of the nominees selected by the independent Nominating Committee of the Board and the subsequent postponement of the Annual Meeting when their control over the Board would be lost. Mr. Toll believes that Messrs. Adams and Dimitriadis have consistently taken actions as directors, including the decision to explore strategic alternatives at a time when they had control of the Board, so that LTC Properties, Inc., a company controlled by Mr. Dimitriadis in which an affiliate of Mr. Adams has a significant ownership interest, could use the change in control provision of the lease between LTC Properties, Inc. and the Issuer for purposes of ensuring that Messrs. Adams and Dimitriadis could benefit from a transaction with the Issuer at the expense of the other shareholders. Mr. Toll believes that Steven Vick, the Chief Executive Officer of the Issuer, has supported the actions of Messrs. Adams and Dimitriadis as a director in the expectation of being personally rewarded for such actions. Mr. Toll believes that so long as the Board of Directors of the Issuer is controlled by interested directors such as Messrs. Adams, Dimitriadis and Vick, the recommendations of the independent Special Committee with regard to the Issuer's strategic alternatives would have no more authority than the independent Nominating Committee whose nominees were rejected by these same interested directors.

         As a consequence of the foregoing, in addition to the possible actions set forth in Item 4 to Amendments No. 9 and 13 to Schedule 13D, which are incorporated herein by reference, the Filing Persons may (a) file litigation against the Company and its interested directors for breaches of fiduciary duty,
(b) form a group to protect the interests of all of the shareholders of the Issuer, and (c) communicate with various regulatory agencies regarding conduct of the Board that Mr. Toll considers to be inappropriate and designed primarily to entrench and enrich certain insiders.

---------------------------- -------------------------------- ------------------

CUSIP No. 04543L109                        13D                   Page 6 of 6
---------------------------- -------------------------------- ------------------


 THE FOREGOING INFORMATION IS REPORTED PURSUANT TO THE REQUIREMENTS OF SECTION
    13(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE RULES PROMULGATED THEREUNDER BY THE COMMISSION, IS REPORTED FOR DISCLOSURE AND
 INFORMATIONAL PURPOSES ONLY AND IS NOT A SOLICITATION OF PROXIES BY ANY OF THE
  REPORTING PERSONS. AT SUCH TIME AS THE ISSUER ANNOUNCES THE DATE OF THE 2004 ANNUAL MEETING OF SHAREHOLDERS, THE REPORTING PERSONS WILL DETERMINE WHETHER
 THEY WILL SOLICIT ADDITIONAL PROXIES WITH RESPECT TO THAT MEETING AND IF THEY
    ELECT TO DO SO, THE REPORTING PERSONS WILL FILE WITH THE COMMISSION ANY DOCUMENTS REQUIRED TO BE SO FILED WITH RESPECT TO ANY SUCH SOLICITATION.

                                    SIGNATURE
                                    ---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 11, 2004
                                                 BET ASSOCIATES, L.P.

                                                 By: BRU HOLDING CO., LLC
                                                 Its General Partner

                                                 By: /s/ Bruce E. Toll
                                                    ---------------------------
                                                     Bruce E. Toll, Member


                                                 BRU HOLDING CO., LLC

                                                 By: /s/ Bruce E. Toll
                                                    ---------------------------
                                                     Bruce E. Toll, Member


                                                 /s/ Bruce E. Toll
                                                 ------------------------------
                                                  Bruce E. Toll